FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date:7 January, 2013

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                Notice to London Stock Exchange dated 7 January, 2013

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 4 December 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2: Stock Exchange announcement dated 13 December 2012 entitled 'Director/PDMR Shareholding'

Exhibit 3: Stock Exchange announcement dated 13 December 2012 entitled 'Director/PDMR Shareholding'

Exhibit 4: Stock Exchange announcement dated 18 December 2012 entitled 'Director/PDMR Shareholding - Replacement'

Exhibit 5: Stock Exchange announcement dated 27 December 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
 Unilever PLC was notified on 3 December 2012 of the following transactions carried out by Mr K Weed (PDMR):

 ·      On 3 December 2012, Mr Weed exercised 19,485 options, originally granted under the Unilever Executive Share Option Scheme, and subsequently sold 19,485 Unilever PLC Ordinary 3 1/9 pence shares as follows:

Date of grant	Number of shares	Option price per share	Sale price per share
08/05/2003	1,485	£12.86	£24.11
24/03/2004	13,500	£11.54	£24.13
24/03/2004	2,700	£11.54	£24.14
21/03/2005	1,800	£11.22	£24.12

 The above transactions were carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 4 December 2012
This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 13 December 2012 that on 12 December 2012 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP) and the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £24.29 or the New York Stock Exchange closing price of $39.08 (as appropriate) on 12 December 2012.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:
Mr D A Baillie (PDMR) - 498 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 416 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 305 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 903 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 250 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 408 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 443 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,258 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 264 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 400 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 408 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 368 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)
Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 124 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 79 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 97 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 34 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 39 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 119 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 167 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 166 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 83 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 114 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 121 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 122 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr K Havelock (PDMR) - 83 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 33 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 71 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 46 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

 Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR)- 454 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
 Management Co-Investment Program
 Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR)- 87 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA
Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:
Mr A Jope (PDMR) - 37American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
 Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr K Havelock (PDMR) - 43 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 136 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 153 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

13 December 2012
This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 13 December 2012 of the following transaction which took place on 12 December 2012:

Mr S B Mittal (PDMR) - purchase of 2,100 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2425p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

13 December 2012
This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 4:

Please note that in our earlier announcement released on 14 December 2012 (RNS number 6150T entitled 'Director/PDMR Shareholding'), the currency used for the 'Option price per share' and 'Sale price per share' was incorrect.  The correct currency was US DOLLARS (and not Euros) as identified below with an asterisk.  All other details remain unchanged.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 13 December 2012 of the following transactions carried out by Mr H Manwani (PDMR):

 ·      On 12 December 2012, Mr Manwani exercised 2,430 options, originally granted under the Unilever North America 2002 Omnibus Equity Compensation Plan, and subsequently sold 2,430 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share, as follows:

Date of grant	Number of shares	Option price per share	Sale price per share
04/04/2005	2,430	*US$21.76	*US$39.2434 - *US$39.2495
The above transactions were carried out in the US.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:
SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

18 December 2012
This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 21 December 2012 of the following transactions carried out by Mr K Havelock (PDMR):

 ·      On 20 December 2012, Mr Havelock exercised 18,360 options, originally granted under the Unilever Executive Share Option Scheme, and subsequently sold 18,360 Unilever PLC Ordinary 3 1/9 pence shares as follows:

Date of grant	Number of shares	Option price per share	Sale price per share
25/03/2003	16,875	£13.00	£24.21
08/05/2003	1,485	£12.86	£24.21

 The above transactions were carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 24 December 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.